UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Santander Consumer USA Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

80283M 101

(CUSIP Number)

Gerard A. Chamberlain

Santander Holdings USA, Inc.

75 State Street

Boston, Massachusetts 02109

(617) 346-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80283M 101

1	NAME OF REPORTING PERSON Banco Santander, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 245,593,555
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 245,593,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,593,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 80283M 101

1	NAME OF REPORTING PERSON Santander Holdings USA, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 245,593,555
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 245,593,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,593,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.9%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Banco Santander, S.A., a Spanish bank organized under the laws of the Kingdom of Spain (“Santander”), and Santander Holdings USA, Inc., a Virginia corporation and a wholly owned subsidiary of Santander (“SHUSA,” and together with Santander, the “Reporting Persons”), on November 17, 2017 as amended by Amendment No. 1 filed with the SEC by Santander and SHUSA on January 3, 2019, Amendment No. 2 filed with the SEC by Santander and SHUSA on May 24, 2019 and Amendment No. 3 filed with the SEC by Santander and SHUSA on June 28, 2019 (collectively, the “Initial Statement”).

The Reporting Persons have not engaged in any transactions in the shares of common stock, par value $0.01 per share (“Common Stock”), of Santander Consumer USA Holdings Inc. (“SC” or the “Issuer”), a Delaware corporation with its principal executive offices located at 1601 Elm St. Suite #800, Dallas, Texas 75201, since June 28, 2019, the date of Amendment No. 3. The changes in the Reporting Persons’ percentage interest and voting interest in the Issuer result solely from a Common Stock repurchase program undertaken by the Issuer, which resulted in a reduction in the total number of shares of outstanding Common Stock.

Item 1.	Security and Issuer

This Amendment No. 4 relates to the Common Stock.

Item 2.	Identity and Background

(a), (b), (c). The Reporting Persons are Santander and SHUSA.

Santander’s principal executive offices are located at Ciudad Grupo Santander, Avda. De Cantabria, s/n 28660, Boadilla del Monte (Madrid), Spain.

SHUSA, a wholly owned subsidiary of Santander, is the parent company of Santander Bank, National Association, a national banking association, and owns a majority interest of SC. At December 31, 2018, SHUSA had approximately 16,700 employees.

SHUSA’s principal executive offices are located at 75 State Street, Boston, Massachusetts 02109.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of Santander and SHUSA is set forth on Schedule A.

(d) and (e). Neither Santander or SHUSA nor any person identified in Item 2(a), (b) and (c) hereof has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of any judicial or administrative body that resulted in a judgment, decree or final order against such person enjoining him against future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Please see Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration

There are no changes to Item 3 from the Initial Statement.

Item 4.	Purpose of Transaction

There are no changes to Item 4 from the Initial Statement.

Item 5.	Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Initial Statement are hereby amended and restated as follows:

(a) The aggregate percentage of Common Stock reported as beneficially owned by each Reporting Person named herein is based upon 346,631,272 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of July 16, 2019. SHUSA owns directly, in the aggregate, 245,593,555 shares of Common Stock. By virtue of its relationship with SHUSA discussed in further detail in Item 2, Santander may be deemed to beneficially own the Common Stock owned directly by SHUSA. As a result of the activity under the repurchase program, these 245,593,555 shares represent approximately 70.9% of the outstanding shares of Common Stock as of July 16, 2019.

The following persons listed on Schedule A beneficially own the number of shares of Common Stock indicated: Stephen Alan Ferriss – 14,651 shares of Common Stock, and 5,207 currently exercisable options – Mr. Ferriss has the sole voting power and sole dispositive power in respect of the entirety of the number of shares of Common Stock; Scott Edward Powell – 34,922 shares of Common Stock – Mr. Powell has the sole voting power and sole dispositive power in respect of the entirety of the number of shares of Common Stock.

(b) Each of SHUSA and Santander is deemed to have shared power to vote and dispose of the 245,593,555 shares of Common Stock owned directly by SHUSA.

(c) Except as set forth in Item 4, there were no transactions in the Common Stock effected by Santander, SHUSA or by any person identified in Item 2(a), (b) or (c) hereof during the 60 days preceding the date of this Amendment No. 3.

Except as set forth above, there are no changes to Item 5 from the Initial Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There are no changes to Item 6 from the Initial Statement.

Item 7.	Material to Be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Initial Statement).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2019

BANCO SANTANDER, S.A.

By:	/s/ Javier Illescas
Name:	Javier Illescas
Title:	Group Executive Vice-President, Corporate Legal

SANTANDER HOLDINGS USA, INC.

By:	/s/ Gerard A. Chamberlain
Name:	Gerard A. Chamberlain
Title:	Senior Deputy General Counsel and Executive Vice President

SCHEDULE A

The name, business or residential address, title, present principal occupation or employment, and citizenship of each of the directors and executive officers of Santander and SHUSA are set forth below.

Santander

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship

Directors

Ana Patricia Botín- Sanz de Sautuola y O’Shea	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Executive Chairman of Banco Santander, S.A.	Spain

Belén Romana García	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Non-Executive Director (independent) of Banco Santander, S.A. and Non-

Executive Director of Aviva Plc, London and of Aviva Italia Holding SpA; member of the advisory board of the Rafael del Pino Foundation and co-chair of the Global Board of Trustees of the Digital Future Society

Spain

Bruce Neil Carnegie-Brown	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Vice Chairman (non-executive independent director) and coordinator of non-executive directors (lead director) of Banco Santander, S.A.; Non-Executive Chairman of Lloyd’s of London	United Kingdom

Álvaro Cardoso de Souza	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director of Banco Santander, S.A.; Non-Executive Chairman of Banco Santander (Brasil), S.A.	Portugal

Carlos Fernández González	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; Chairman of the Board of Directors of Finaccess, S.A.P.I., member of the Board of Directors of Inmobiliaria Colonial, S.A.and of Restaurant Brands New Zealand Limited, and member of the Supervisory Board of Amrest Holding, S.E.	Mexico and Spain

Esther Giménez-Salinas i Colomer	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Non-Executive Director (independent) of Banco Santander, S.A.; Professor emeritus at Ramón Llull University; director of the Chair of Restorative and Social Justice at the Pere Tarrés Foundation; Special Chair of Restorative Justice Nelson Mandela of the National Human Rights Commission of Mexico; director of Aqu and of Gawa Capital Partners, S.L.; member of the Bioethics Committee of the

Government of Catalonia

Spain

Guillermo de la Dehesa Romero	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director of Banco Santander, S.A.; Non-Executive Vice Chairman of Amadeus IT Group, S.A.; Honorary Chairman of the Centre for Economic Policy Research of London; member of the Group of Thirty based in Washington; and Chairman of the Board of Trustees of IE Business School	Spain

Henrique de Castro	Banco Santander, S.A., Avda, Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; Independent Director of First Data Corporation and Target Corporation	Portugal

Homaira Akbari	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; Chief Executive Officer of AKnowledge Partners, LLC, Non-Executive Chairman of Workfusion and Non-Executive Director of Landstar System, Inc.	France and United States of America

Ignacio Benjumea Cabeza de Vaca	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director of Banco Santander, S.A.; Vice Chairman of the Board of Trustees and member of the Executive Committee of Fundación de Estudios Financieros; and serves on the Board of Trustees and of the Executive Committee of Fundación Banco Santander.	Spain

Francisco Javier Botín- Sanz de Sautuola y O’Shea	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director of Banco Santander, S.A.; Executive Chairman of JB Capital Markets, Sociedad de Valores, S.A.U.	Spain

José Antonio Álvarez Álvarez	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Vice Chairman and Chief Executive Officer of Banco Santander, S.A.	Spain

Rodrigo Echenique Gordillo	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director of Banco Santander, S.A.; Chairman of the Board of Trustees and Executive Committee of the Banco Santander Foundation and Non-Executive director at Inditex, S.A.	Spain

Ramiro Mato García-Ansorena	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.	Spain

Sol Daurella Comadrán	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; Executive Chairman of Olive Partners, S.A.; Non-Executive Chairman of Coca Cola European Partners, Plc and other positions at Cobega Group companies	Spain

Executive Officers (Who Are Not Directors)

Jaime Pérez Renovales	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	General Secretary and Secretary of the Board, Banco Santander, S.A.	Spain

Javier Maldonado Trinchant	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Costs, Banco Santander, S.A.	Spain

Jennifer Scardino	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Head of Global Communications; Group Deputy Head of Communications, Corporate Marketing and Research, Banco Santander, S.A.	United Kingdom and United States of America

José Antonio García Cantera	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Chief Financial Officer, Banco Santander, S.A.	Spain

José Francisco Doncel Razola	Banco Santander, S.A., Avda. de Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Accounting and Financial Control, Banco Santander, S.A.	Spain

José Luis de Mora Gil-Gallardo	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Strategy, Corporate Development and Financial Planning, Banco Santander, S.A.	Spain

José Maria Linares Perou	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Global Head of Corporate and Investment Banking, Banco Santander, S.A.	United Kingdom, Bolivia

José María Nus Badía	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Risk adviser to Group Executive Chairman, Banco Santander, S.A.	Spain

Juan Guitard Marín	Ciudad Grupo Santander Edificio Marisma, pl. 2 28660, Boadilla del Monte (Madrid) – Spain	Group Chief Audit Executive, Banco Santander, S.A.	Spain

Juan Manuel Cendoya Méndez de Vigo	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Communications, Corporate Marketing and Research, Banco Santander, S.A.	Spain

Keiran Foad	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Chief Risk Officer, Banco Santander, S.A.	United Kingdom

Javier San Félix	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Global Santander Payments Services, Banco Santander, S.A.[1]	Spain

Magdalena Sofía Salarich Fernández de Valderrama	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Head of Santander Consumer Finance	Spain

Mónica López-Monís Gallego	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Chief Compliance Officer and Head of Supervisory and Regulatory Relations, Banco Santander, S.A.[2]	Spain

José Rami Aboukhair Hurtado	Santander España, Gran Vía de Hortaleza, N°3, Edificio Cantabria, 2[a]Planta, 28033, Madrid – Spain	Country Head of Santander Spain	Spain

Victor Matarranz Sanz de Madrid	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Global Head of Wealth Management, Banco Santander, S.A.	Spain

Lindsey Tyler Argalas	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Head of Santander Digital, Banco Santander, S.A.	United States of America

Dirk Marzluf	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Technology and Operations, Banco Santander, S.A.	Germany

[1]	Appointment subject to receipt of regulatory approvals.
[2]

Appointed Head of Supervisory and Regulatory Relations on May 7, 2019. She will continue to perform the position of Group Chief Compliance Officer simultaneously with the new role until her replacement in this role is decided and becomes effective.

SHUSA

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship

Directors

Stephen Alan Ferriss	785 Crandon Blvd., #1605 Key Biscayne, FL 33149	Retired	United States of America

Alan H. Fishman	1 Pierrepont Street Brooklyn, NY 11201	Retired	United States of America

Thomas Stephen Johnson	582 Island Drive Palm Beach, FL 33480	Retired	United States of America

Juan Guitard Marin	Ciudad Grupo Santander Edificio Marisma, pl.2 28660, Boadilla del Monte (Madrid), Spain	Group Chief Audit Executive, Banco Santander, S.A.	Spain

Victor Matarranz Sanz de Madrid	Ciudad Grupo Santander Avda. De Cantabria, s/n 28660, Boadilla del Monte (Madrid), Spain	Global Head of Wealth Management, Banco Santander, S.A.	Spain

Scott Edward Powell	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Executive Officer and President, Santander Holdings USA, Inc., Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc.; Senior Executive Vice President, Santander Bank, N.A.	United States of America

José Francisco Doncel Razola	Ciudad Grupo Santander Edif. Amazonia, pl. 1 Avda. De Cantabria, s/n 28660, Boadilla del Monte (Madrid), Spain	Group Head of Accounting and Financial Control, Banco Santander S.A.	Spain

Henri-Paul Rousseau	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Visiting Professor, Paris School of Economics	Canada

Thomas Timothy Ryan, Jr.	10295 Collins Ave, Apt. 404 Bal Harbour, FL 33154	Non-Executive Chairman, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Javier Maldonado Trinchant	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Costs, Banco Santander, S.A.	Spain

Executive Officers (Who Are Not Directors)

Mahesh Aditya	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Risk Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

David Cornish	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Accounting Officer, Controller, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Madhukar Dayal	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Executive Officer, Santander Bank, N.A.; Chief Financial Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Daniel Griffiths	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Technology Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Michael Lipsitz	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Legal Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Maria Veltre	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Head of U.S. Digital & Innovation and Payments Strategy, Santander Holdings USA, Inc.; Chief Marketing and Digital Officer, Santander Bank, N.A.	United States of America

William Wolf	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Human Resources Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America